東京青山・青木法律事務所

(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

07020465

RECEIVED
2007 JAN 23 A 7:30
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

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File No. 82-34816
January 11, 2007

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translations of the documents of which contents were announced by the Company.

- Notice regarding strategic alliance with Sanrio Company, Ltd. (Dated December 25, 2006)
- Notice of adjustment to the forecasted operating results (Dated November 10, 2006)
- FLASH REPORT Consolidated Financial Statements 6 Month Ended September 30, 2006 (Dated November 10, 2006)

PROCESSED
JAN 2 5 2007
THOMSON FINANCIAL

Yours truly,

Fusako Otsuka

Fusako Otsuka

FO/ah
Encl.
cc: Mr. Dennis Chung of The Bank of New York
cc: Ms. Fusako Annie Amikura of The Bank of New York Securities Company Japan Ltd.
cc: Ms. Maki Nishikado of SEGA SAMMY HOLDINGS INC. (w/o encl.)

dlw 1/23

December 25th, 2006

(Translation)

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi,
Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Michael Masakimi Hotta,
Executive Officer
(TEL: 03-6215-9955)

Notice regarding strategic alliance with Sanrio Company, Ltd.

Today, SEGA SAMMY HOLDINGS INC. (Head office: Minato-ku, Tokyo, Chairman, President and Representative Director: Hajime Satomi; hereinafter the "Company") announced it has reached an agreement with Sanrio Company, Ltd. (Head office: Shinagawa-ku, Tokyo, President and Chief Executive Officer: Shintaro Tsuji; hereinafter "Sanrio") to pursue a strategic alliance over a broad range of businesses as described in the following articles.

1. Purpose of the strategic alliance

The Company's core businesses range from the amusement machine, amusement facility and consumer related businesses operated by SEGA CORPORATION to the pachinko and pachislot related businesses run by Sammy Corporation, as well as those of the Company's listed subsidiaries which include SEGA TOYS CO., LTD., which is involved in the toy industry, Sammy NetWorks Co., Ltd., which is involved in the mobile phone content industry, and TMS Entertainment Ltd., which is involved in the animation industry. Thereby, as a group, the Company provides a broad variety of entertainment related products and services.

Sanrio has many internally developed highly valuable characters such as Hello Kitty which enjoy worldwide popularity. Additionally, Sanrio delivers live entertainment through its theme parks and other venues, and develops and cultivates its characters through Sanrio Shops located domestically and overseas, thereby creating a global character licensing business.

By fusing the SEGA SAMMY Group's provision of a broad range of entertainment with Sanrio's existing portfolio of valuable content, new character development ability and live entertainment expertise, both companies expect to find synergies resulting from increased awareness and value of their characters and entertainment content, and see contributions to their mutual growth through joint development.

2. Areas of business considered for the strategic alliance

① Character licensing business for characters currently owned by Sanrio and the SEGA SAMMY Group respectively, new characters developed independently, and those that will be jointly developed
② Development of products and services that incorporate the use of characters
③ Mobile and Internet-related businesses
④ Store development and operation, and sales promotion
⑤ Merchandise procurement and distribution

The strategic alliance described above will not be limited to domestic businesses, but will be a part of business development worldwide.
Any broader alliance including a capital alliance or sharing of personnel will be discussed.

3. Company overviews

Overview of SEGA SAMMY HOLDINGS INC.

(1) Company Name	SEGA SAMMY HOLDINGS INC.		
(2) Business summary	Operational management of a comprehensive group of entertainment-related companies as a holding company and related operations		
(3) Established	October 1st, 2004		
(4) Headquarters	1-9-2 Higashi Shinbashi, Minato-ku, Tokyo		
(5) Representative	Hajime Satomi		
(6) Capital	JPY 29.9 Billion		
(7) Employees	7,316 (as of September 30th, 2006: consolidated)		
(8) Net sales	JPY 553.2 Billion (Fiscal year ended March 31st, 2006: consolidated)		
(9) Principle shareholders, and shares and % held (As of September 30th, 2006)			
	Hajime Satomi	43,569,338	15.38%
	SEGA SAMMY HOLDINGS INC.	31,265,871	11.04%
	The Chase Manhattan Bank, N.A. London	20,548,836	7.26%
	FSC Co., Ltd.	14,172,840	5.00%
	State Street Bank and Trust Company	11,041,165	3.90%

Overview of Sanrio Company, Ltd.

(1) Company Name	Sanrio Company, Ltd.		
(2) Business summary	Planning and sales of character products, and licensing, live entertainment, and other content businesses		
(3) Established	August 10th, 1960		
(4) Headquarters	1-6-1 Osaki, Shinagawa-ku, Tokyo		
(5) Representative	Shintaro Tsuji		
(6) Capital	JPY 14.9 Billion		
(7) Employees	1,324 (as of September 30th, 2006: consolidated)		
(8) Net sales	JPY 98.8 Billion (Fiscal year ended March 31st, 2006: consolidated)		
(9) Principle shareholders, and shares and % held (As of September 30th, 2006)			
	Konan Shoji Co., Ltd.	6,901,782	7.83%
	SEGA SAMMY HOLDINGS INC.[1]	6,542,700	7.42%
	EFG Bank S.A.	5,500,000	6.24%
	Kiyokawa Shoji Co., Ltd.	5,391,508	6.12%
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	3,862,131	4.38%

[1] As of December 25th, 2006, SEGA SAMMY HOLDINGS INC. ownership stands at 12,326,800 shares (13.98%).

4. Schedule

December 25th, 2006 Resolution by Board of Directors
December 25th, 2006 Conclusion of basic agreement

5. Future outlook

Concrete details of the alliance will be discussed by the two companies; therefore, at this point the impact on future operations is yet to be determined.

- END -

(Translation)

November 10, 2006

Name of Company: SEGA SAMMY HOLDINGS INC.

Name of Representative: Hajime Satomi,
Chairman, President and
Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further inquiry: Michael Masakimi Hotta,
Executive Officer
(TEL: 03-6215-9955)

Dear Sirs,

Notice of adjustment to the forecasted operating results

Notice is hereby given that the forecasts for operating results for the period ending March 31, 2007 (from April 1, 2006 to March 31, 2007) as given on May 16, 2006, are adjusted in the attachment hereto.

1. Full Year Forecast (Consolidated) (April 1, 2006 to March 31, 2007)

(Units: Million Yen,%)	Net Sales	Ordinary Income	Net Income
Previous Forecast (A)	682,000	123,000	75,000
Adjusted Forecast (B)	580,000	100,000	60,000
Amount of Increase or Decrease (B−A)	(102,000)	(23,000)	(15,000)
Rate of increase or decrease	(15.0%)	(18.7%)	(20.0%)
(Reference) Prior period operating results (April 1, 2005 to March 31, 2006)	553,240	119,500	66,221

<Reasons for the Adjustment>

In the interim period ended September 31, 2006, while sales of pachinko machines fell short of expectations, shipments of this period's main old regulation pachislot title, Sammy branded "Hokuto-no-ken SE", totaled around 320 thousand units. This resulted in sales of pachislot machines that well exceeded original forecasts. Coupled with continued strong sales of high value-add and popular, long selling products in the amusement machine segment, sales and profits achieved levels well above the comparable period in the prior year, as well as outperformed original forecasts for profitability.

In the pachinko machine business, which did not meet expectations in the interim period, a series of initiatives to strengthen the business will be implemented beginning in the second half of this fiscal year. However, results of these initiatives are not expected to become apparent until the following fiscal year, and the original forecast is deemed to be unachievable. Therefore, the full year forecast for pachinko machine sales had been reduced from 570 thousand units to 301 thousand units. Additionally, while first half sales of pachislot machines were strong with sales of "Hokuto-no-ken SE" accelerating into the period, the bulk of sales in the second half are expected to be generated from machines compatible with Japan's revised regulations for gaming machines. While these new regulation models are gaining acceptance in

the market, it is expected that it will take some time for the machines to penetrate the market to a significant level. Therefore the forecast for sales of pachislot machines has been reduced from 575 thousand machines to 524 thousand machines.

In light of the foregoing, for the fiscal year ending March 31, 2007, forecast consolidated net sales have been lowered by 102.0 billion yen to 580.0 billion yen, ordinary income by 23.0 billion yen to 100.0 billion yen and net income by 15.0 billion yen to 60.0 billion yen.

2. Full Year Forecast (Non-consolidated) (April 1, 2006 to March 31, 2007)
No adjustments are being made to non consolidated results at the present time.

※The projected figures in the forecasts of operating results described herein are calculated based on the information available to management as of the date hereof and contain various uncertain factors. Actual results may differ from the projected figures for a variety of factors in the future.

- END -

November 10, 2006

FLASH REPORT
CONSOLIDATED FINANCIAL STATEMENTS
6 Months Ended September 30, 2006

Name of the Company :	SEGA SAMMY HOLDINGS INC.
Code number :	6460
	(URL http://www.segasammy.co.jp/)
Representative:	Hajime Satomi
	Chairman & CEO
Any inquiry to :	Shunichi Shimizu
	General Manager, Accounting Department
	Shiodome Sumitomo Building 21F,
	1-9-2 Higashi Shimbashi, Minato-ku, Tokyo
	Tel (03) 6215-9955

Date of the Board of Directors meeting for the 6 months period closing November 10, 2006

1. Consolidated Operating Results for 6 Months Ended September 30, 2006

(1) RESULTS OF CONSOLIDATED OPERATIONS

	Net sales		Operating income		Net income	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
For 6 months ended September 30, 2006	283,551	14.1	62,931	26.1	37,997	52.3
For 6 months ended September 30, 2005	248,563	—	49,894	—	24,954	—
For Year ended March 31, 2006	553,240		119,144		66,221	

	Net income per share	Net income per share (Diluted)
	Yen	Yen
For 6 months ended September 30, 2006	150.80	150.52
For 6 months ended September 30, 2005	199.34	198.76
For Year ended March 31, 2006	261.06	260.35

		Millions of Yen
(Note) (a)	Equity in net loss of affiliates for 6 months ended September 30, 2006	(29)
	Equity in net loss of affiliates for 6 months ended September 30, 2005	(212)
	Equity in net loss of affiliates for the fiscal year 2005	(229)

		Number of shares
(b)	Weighted average number of shares outstanding	
	For 6 months ended September 30, 2006	251,969,012
	For 6 months ended September 30, 2005	125,184,776
	For the fiscal year 2005	251,103,036

(c) There was no significant change in the accounting policy between the years presented.

(d) Percentage for net sales, operating income and net income represent change from the prior period.

(2) CONSOLIDATED FINANCIAL POSITION

	Total assets	Net assets	Equity ratio	Equity per share
	Millions of Yen	Millions of Yen	%	Yen
September 30, 2006	564,736	363,238	60.8	1,362.68
September 30,2005	461,746	275,718	59.7	2,195.77
March 31,2006	522,914	316,679	60.6	1,254.14

(Note) The total numbers of shares outstanding — Number of shares
As of September 30, 2006 — 251,963,605
As of September 30, 2005 — 125,567,691
As of March 31, 2006 — 251,974,783

(3) CONSOLIDATED CASH FLOWS

	Net cash provided by operating activities	Net cash used in investing activities	Net cash used in financing activities	Cash and cash equivalents as of period - end
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
For 6 months ended September 30, 2006	57,691	(27,793)	(12,757)	177,940
For 6 months ended September 30, 2005	22,117	(26,780)	(9,778)	137,871
For Year ended March 31, 2006	83,228	(54,706)	(21,152)	160,094

(4) Scope of consolidation and equity method application
The Company consolidated of its 86 subsidiaries, and 7 affiliated companies using the equity method.

(5) Change in scope of consolidation and equity method application
Starting from this fiscal year, 15 companies were newly consolidated as subsidiaries and 1 company as consolidated subsidiary was excluded. 1 affiliated company using the equity method was excluded.

2. Projection for Consolidated Results for Fiscal Year 2006(April 1,2006 – March 31,2007)

	Net sales	Operating income	Net income
	Millions of Yen	Millions of Yen	Millions of Yen
Entire - year	580,000	97,500	60,000

(Reference) Projected net income per share for the entire-year is ¥238.13 Yen.

(Note)
Above projection is made based on the information available at the date of announcement of this flash report and there may be a case that above projection would differ from actual result due to various reasons.

1. Overview of the SEGA SAMMY Group

The SEGA SAMMY Group consists of SEGA SAMMY HOLDINGS INC., 93 subsidiaries and 16 affiliates. The core business domain of the SEGA SAMMY Group is the comprehensive entertainment business, comprising pachislot and pachinko machines, amusement machine sales, amusement center operations, consumer business and the other business.

Refer to the following chart for an overview of Group operations.



SEGA SAMMY HOLDINGS INC.(HOLDING COMPANY)
Management guidance
Sammy Corporation (Development・Manufacture・Sale)
SEGA CORPORATION (Development・Manufacture・Sale・Facilities Operation)
Pachislot and Pachinko
●RODEO Co., Ltd. (Development・Manufacture・Sale)
●GINZA CORPORATION
●GINZAHANBAI CORPORATION
(Development・Manufacture・Sale)
Pachislot
Pachinko
Sales Agent
Sales Agent
Pachinko Parlors
●Shuko Electronics Co., Ltd. (Development・Manufacture・Sale of peripherals)
●Sammy Design Co., Ltd. (Design of pachinko parlors, etc.)
●H-I System Corporation (Development・Manufacture・Sale of peripherals)
△Japan Setup Service Co., Ltd. (Installation of pachislot/pachinko, Maintenance)
Other : 1 consolidated subsidiary
1 non-consolidatd subsidiary
1 affiliated company non-using the equity method
●SI ELECTRONICS LTD. (Development)
AM machine sales
(In Japan)
●SEGA Logistics Service Co., Ltd.
●DARTSLIVE Co., Ltd.
(Overseas)
●Sega Amusements U.S.A., Inc.
●Sega Amusements Europe Ltd.
Other : 1 consolidated subsidiary
1 non-consolidatd subsidiary
1 affiliated company using the equity method
AM center operation
(In Japan)
●OASYS PARK Co., Ltd.
●SEGA Bee LINK Co., Ltd.
(Overseas)
●Sega Entertainment U.S.A., Inc.
●Sega Amusements Taiwan Ltd
●Sega Korea, Ltd.
Other : 6 consolidated subsidiaries
2 affiliated companies using the equity method
Consumer business
(Overseas)
●Sega of America, Inc.
●Sega Europe Ltd.
●The Creative Assembly Ltd.
Other : 22 consolidated subsidiaries
1 non-consolidatd subsidiary
2 affiliated companies using the equity method
6 affiliated companies non-using the equity method
(In Japan)
●Sammy NetWorks Co., Ltd. (Internet Music Contents Provider)
●SEGA TOYS, Ltd. (Planning・Manufacture・Sale of Toys)
●TMS ENTERTAINMENT, LTD. (Planning・production・sales and other activities involving animated movies / Operation of Amusement Center)
Other : 14 consolidated subsidiaries
3 non-consolidated subsidiaries
1 affiliated company non-using the equity method
Sale
Service
Customers・Users
Others
Other : 1 consolidated subsidiary
(In Japan)
●SEGA MUSIC NETWORKS CO., LTD (KARAOKE business)
Other : 2 consolidated subsidiaries
1 non-consolidated subsidiary
1 affiliated company using the equity method
●Nissho Inter Life Co., Ltd.(Design and Construction of Commercial arcades, etc.)
●Sega Sammy Golf Entertainment Inc.(Operation and Management of Golf course)
●Japan Multimedia Services Corporation(Information Provider Service)
●SEGA SAMMY ASSET MANAGEMENT INC.(Preliminary investigation and consulting concerning real estate and credit)
Other : 2 consolidated subsidiaries
1 affiliated company non-using the equity method
Flow of Products・Service
Others
● Consolidated subsidiary
△ Affiliate

(Note 1) In addition to the companies listed above, the SEGA SAMMY Group includes O.S. Capital U.S.A., Inc., (bearing with marketable securities investment funds), Sega Holdings U.S.A., Inc., (a holding company of subsidiaries in U.S.), Sega Holdings Europe Ltd., (a holding company of subsidiaries in Europe.), SEGA R&D Holdings Ltd., (the holding company for R&D studios.) and SEGA SAMMY INVESTMENT INC. as consolidated subsidiaries. The SEGA SAMMY Group also includes a silent investment partnership and three other similar investment partnerships, which are treated as consolidated subsidiaries for accounting purposes.

(Note 2) See Consolidated companies listed in stock market

SEGA TOYS, Ltd.	(JASDAQ)
Sammy NetWorks Co., Ltd.	(The Mothers market of the Tokyo Stock Exchange)
Nissho Inter Life Co., Ltd.	(JASDAQ)
TMS ENTERTAINMENT, LTD.	(Second Section of the Nagoya Stock Exchange)

2. Management Policies

(1) Basic Management Policies

SEGA CORPORATION and Sammy Corporation on October 1, 2004 integrated their operations for the purpose of building an even more powerful base as a comprehensive global entertainment organization. Combining the resources of the two companies, a holding company called SEGA SAMMY HOLDINGS was established with the aim of maximizing corporate value. Ever since, the Group has been taking various measures to accelerate growth and build a business framework that responds quickly and flexibly to changes in the operating environment.

The core business domain of the SEGA SAMMY Group is the comprehensive entertainment business, comprising pachislot and pachinko machines, amusement machine sales, amusement center operations, and the consumer business. Within this sphere, the Group targets markets worldwide in the quest to maximize and cross-fertilize its entertainment content and resources, ultimately aiming to promote business operations that target every age group. Moreover, the SEGA SAMMY Group is enhancing its presence in every applicable business field in a drive to become the world's leading name in comprehensive entertainment. To this end, the Group is committed to winning the trust and meeting the expectations of its stakeholders.

(2) Basic Policy Concerning Distribution of Earnings

SEGA SAMMY HOLDINGS gives priority to returning earnings to shareholders. The Company's basic policy is to pay an appropriate dividend that is commensurate with earnings.

In light of strong business performance, SEGA SAMMY HOLDINGS plans to pay interim and year-end dividends of ¥30 per share each for the fiscal year ending March 31, 2007. These dividend payments reflect the Company's policy of proactively returning earnings to shareholders.

Furthermore, SEGA SAMMY HOLDINGS' policy is to effectively use retained earnings to bolster its financial position and operating base as well as for investments in line with business expansion, the establishment of new subsidiaries, and M&As.

(3) Approach, Policies, and Other Issues Concerning Reduction in the Trading Unit

SEGA SAMMY HOLDINGS believes that reducing the trading unit of its shares is an effective means of widening the individual shareholder base and enhancing the liquidity of its shares. With the integration of SEGA and Sammy in October 2004, both companies were delisted prior to the establishment and listing of their parent company, SEGA SAMMY HOLDINGS. The trading unit was subsequently reduced to 100 shares. The Company also conducted a two-for-one stock split on September 30, 2005, the date of record. These and other actions have created conditions that make it easier for individuals to invest in SEGA SAMMY HOLDINGS.

The Company will continue to regularly examine issues regarding the trading unit, fully taking into account factors such as costs and benefits, while carefully monitoring trends in operating results and market developments.

(4) Medium- to Long-term Strategies and Other Issues
The SEGA SAMMY Group is engaged in a diverse array of entertainment businesses, ranging from pachislot and pachinko machines to commercial amusement machines, amusement center management, and home video game software, as well as online games and services for mobile handsets. Operations also extend to toys and animation. Positioning these fields as core businesses, the Company's medium- to long-term strategies are focused on ensuring that it remains competitive in all these businesses in markets worldwide, while further expanding into fields peripheral to core businesses independently or through M&As and other means.

(5) Issues to be Addressed
In the pachislot and pachinko machine business, the SEGA SAMMY Group will take steps to maintain its position as an industry leader boasting top market share in the pachislot business. The Group will reinforce the development of models that comply with revised regulations pertaining to the law in Japan governing gaming machines. While strengthening development, the SEGA SAMMY Group formed a tie-up with GINZA CORPORATION in the prior fiscal year that gives it the ability to develop multiple brands in the pachinko business, as it does in the pachislot business. These and other measures will help the Group to fulfill its medium-term goal of rapidly capturing a top share of the pachinko machine market.

At the same time, the SEGA SAMMY Group will work to provide a "pachinko parlor total service" that users enjoy, while also meeting the needs of the pachinko parlor operators. This will be accomplished by drawing on the Group's collective strengths to offer peripheral equipment, as well as the planning, design and construction of pachinko parlors. Alongside these steps, the Group will also develop content derived from existing pachinko and pachislot machines. One of the Group's highest priorities will be to reinforce the development and proposal capabilities required to offer distinctive services in each field.

In the amusement machine sales business in Japan, the Group aims to consistently generate and maximize earnings commensurate with the market value of its content. This will entail unveiling a new business model based on ALL.Net P-ras, a new usage-fee payment system based on the frequency of amusement machine use. Furthermore, the Group aims to increase the ratio of overseas sales by actively making inroads into overseas markets. To this end, the Group will work to strengthen marketing capabilities by reinforcing cooperation between the amusement machine sales and amusement center operations businesses and to establish local product development bases. These measures reflect the strategic importance of supplying products tailored to customer needs in each overseas market, which differ significantly by country and region.

In the amusement center operations business, the Group aims to revitalize amusement centers and improve profitability. This will be achieved by renovating amusement centers through a scrap and build approach, further raising operating efficiency and taking other steps. The Group will also open up new markets by launching innovative products and entering overseas markets. Meanwhile, the Group plans to formulate a business strategy of developing large amusement centers that maximize investment returns while minimizing risks.

Turning to the consumer business, the Group views the emergence of next-generation game consoles as a prime opportunity to capture a greater share of the home videogame market. Efforts will therefore focus on enhancing software development capabilities. In particular, the Group aims to establish local product development bases in overseas markets through aggressive M&As that target game development studios with competitive titles and brands, as well as advanced game development capabilities. The Group will also work to build an optimal product portfolio by aligning content along targeted sales regions and game genres based on a multi-platform strategy.

Through these and other measures to reinforce each business, SEGA SAMMY will pursue multiple uses of content by fostering stronger cooperation throughout the Group. The overriding goal is to capture synergies among all businesses to drive further growth.

(6) Parent Company Issues
None, since SEGA SAMMY HOLDINGS does not have a parent company.

(7) Other Key Management Issues

On December 27, 2005, Aruze Corporation filed a lawsuit against subsidiary Sammy Corporation at the Tokyo District Court, claiming financial damages of ¥21.0 billion and other sanctions for the alleged infringement of two Aruze patents, specifically patents No. 3069092 and No.3708056, by Sammy in relation to the manufacture and sale of "Hokuto No Ken" pachislot machines. The case is currently under trial at the Tokyo District Court. Meanwhile, the Japan Patent Office issued notification on October 17, 2006 of its ruling to invalidate Patent No. 3708056 as of October 4, 2006.

Sammy Corporation believes that this case does not constitute an infringement of Aruze's patents, and that the Japan Patent Office's invalidation ruling will be correctly reflected in the judgment of the court. However, the SEGA SAMMY Group's business results may still be affected depending on the outcome of the trial.

3. Operating Results and Financial Position

(1) Overview

During the first half of the fiscal year ending March 31, 2007, the Japanese economy continued to gradually recover, supported by an improvement in personal income levels and growth in capital expenditures fueled by a strong upturn in corporate earnings. However, the economic outlook is still unclear due to uncertainties related to high oil prices and rising interest rates following the lifting of the Bank of Japan's zero interest-rate policy.

In the prevailing business environment, the pachislot and pachinko industry continued to see increasing moves by machine manufacturers to develop models that conform to new regulations enacted in July 2004, when regulations pertaining to the law in Japan governing gaming machines were revised. Furthermore, although installations of pachinko and pachislot machines have risen slightly due to the emergence of larger pachinko parlors, the number of pachinko parlors and players nationwide has been in decline. This trend is making it imperative for the industry as a whole to attract a wider range of users.

In the amusement machine sales business, the industry has been regaining strength in recent years thanks to the rapid uptake of game machines that are clearly distinct from home videogame consoles. These include network-enabled game machines and large-scale "satellite model" videogames machines featuring card systems of which sales have been increasing continuously for four years.

In the amusement center operations business, as large-scale, multi-purpose amusement centers gain ground, amusement centers located within shopping malls that attract large numbers of customers have become a community space for families. In particular, the popularity of children's card game machines is spawning an entirely new market.

In the home videogame software and toy industry, changes in the business environment, including Japan's aging society and the emergence of new videogame platforms, have prompted major ongoing industry-wide restructuring. Notably, there are strong expectations for the home videogame software market to rebound and expand on the back of the uptake of portable game machines and the emergence of next-generation platforms. However, game software developers are expected to shoulder a greater cost burden in terms of rising R&D expenses to satisfy more advanced game platform specifications. This is expected to further highlight differences between software developers in terms of product development capabilities and financial resources.

In this environment, the SEGA SAMMY Group recorded steady business results on the whole during the first half of the fiscal year under review. Solid sales of the "Hokuto No Ken SE" pachislot machine, which delivered on its popularity prior to launch, made a large contribution to Group-wide performance. Another contributing factor was brisk sales of high added-value products and long-selling product offerings in the amusement machine sales business. In the amusement center operations business, strong sales were posted by products in the children's card game machine business, including "Oshare Majo Love and Berry."

As a result, consolidated net sales totaled ¥283,551 million, up 14.1% year on year. Operating income increased 26.1% to ¥62,931 million. Net income was up 52.3% to ¥37,997 million.

Results by business segment were as follows.

《Pachislot and Pachinko Machines》

In the pachislot machine business, the SEGA SAMMY Group posted total pachislot machine sales of 360 thousand units, retaining one of the leading shares in the market. The Group introduced numerous models offering various game features and high entertainment value. These included "Hokuto No Ken SE," a pachislot machine with even more outstanding entertainment features than its predecessor, the "Hokuto No Ken" model that became an unprecedented top-selling product in 2004.

In the pachinko machine business, the SEGA SAMMY Group sold 81 thousand pachinko machines. Notable product launches included the "CR-Hokuto No Ken STV" pachinko machine, which enables players to easily score big winnings, and "CR Freddy vs. Jason," which is based on a popular horror film. In addition, the Group launched "CR Mangetsu No Yoru Ni Shoten Shitai," the first product developed under the GINZA brand through an equity-based business alliance between Sammy Corporation and GINZA CORPORATION.

As a result, net sales in this segment totaled ¥145,037 million, up 11.7% year on year. Operating income was ¥63,748 million, increasing 37.4%.

Main Pachislot Machines and Units sold

Variety	(Units sold : Thousand)
Hokuto No Ken SE (Sammy)	321
Ore No Sora (Rodeo)	24
Bomber Man Victory (Sammy)	10
Others	5
Total	360

Main Pachinko Machines and Unit Sold

Variety	(Units sold : Thousand)
CR-Hokuto No Ken STV series (Sammy)	22
CR-Freddy vs. Jason (Sammy)	19
CR-Mangetsu No Yoru Ni Shoten Shitai (Ginza)	12
Others	25
Total	81

《Amusement machine sales》

In the amusement machine sales business, "Sangokushi Taisen 2," a "satellite-model" product, sustained its popularity from the previous fiscal year. Other strong-selling products included "Amigyo," a new type of medal game that everyone from couples to families can enjoy, and "Virtua Fighter 5," which employs the ALL.Net P-ras system.

As a result, net sales in this segment were ¥34,616 million, rising 12.3%. Operating income increased 47.6% to ¥6,658 million.

《Amusement center operations》

In the amusement center operations business, sales at existing amusement centers were almost on par with the previous year. On the other hand, sales in the children's card game machine business, which includes the highly profitable "Oshare Majo Love and Berry" and "MUSHIKING: the King of Beetles" franchises were slightly down year on year.

During the first half of the fiscal year, 10 new amusement centers were opened in Japan, while 9 locations were closed. As a result, the Group had a total of 463 amusement centers as of September 30, 2006.
As a result, net sales in this segment were ¥53,571 million, rising 10.3% year on year. Operating income decreased 31.9% to ¥2,953 million.

《Consumer Business》

In the consumer business, videogame software sales were 5,750 thousand copies, significantly exceeding sales in the same period a year earlier by 1,270 thousand copies. By region, the Company recorded videogame software sales of 1,760 thousand copies in Japan, 2,360 thousand in the U.S., 1,590 thousand in Europe, and 30 thousand in other regions. In Japan, strong-selling videogame software titles included "JISSEN PACHISLOT HISHOUHOU! Hokuto No Ken SE," as well as "Kamaitachi No Yoru x 3 Mikazukijima Jiken No Shinso" in the Kamaitachi No Yoru series, which has achieved cumulative sales of 1,700 million copies, and "PHANTASY STAR UNIVERSE." Overseas, "Super Monkey Ball Adventure" and "Football Manager 2006" and other titles sold well.

The SEGA SAMMY Group also performed well in toy sales, content production for mobile phones, and animated videos.

As a result, the consumer business posted net sales of ¥40,711 million, 42.4% higher than the same period a year earlier. However, due to upfront R&D expenses for new titles for next-generation game consoles, the operating loss was ¥6,763 million.

《Others》

This segment covers planning, design, management, construction, and other services involving commercial and other facilities and the sales of commercial karaoke systems. Segment sales totaled ¥9,614 million, down 10.4%, and the operating loss was ¥414 million.

(2) Financial Position

Total assets at September 30, 2006 were ¥564,736 million, an increase of ¥41,822 million from March 31, 2006. The main contributing factors were an increase in cash and deposits, fixed assets, Investment securities and each assets of subsidiaries newly consolidated.

The current ratio remained at a very high level, ending the period at 220.1%.

Net assets were ¥363,238 million, ¥27,246 million higher than at the previous fiscal year-end (after conversion of shareholders' equity at March 31, 2006). This increase mainly reflected net income of ¥37,997 million, partly offset by a decrease of ¥7,559 million due to the payment of dividends.

As a result, the equity ratio was 60.8% at September 30, 2006, an increase of 0.2 points from March 31, 2006.

As of September 30, 2006, cash and cash equivalents (hereinafter "cash") were ¥177,940 million, an increase of ¥17,846 million from March 31, 2006.

During the interim period, net cash provided by operating activities was ¥57,691 million, ¥35,573 million more than in the same period a year earlier. The main contributing factors were an increase of ¥15,965 million in income before income taxes and minority interests and an income tax refund of ¥15,671 million during the period.

Net cash used by investing activities was ¥27,793 million, an increase of ¥1,012 million year on year. The main components were increases of ¥7,746 million and ¥6,029 million in payments for purchase of investment securities and for acquisition of shares of newly consolidated subsidiaries, respectively. These factors were partly offset by an increase of ¥15,087 million in proceeds from distribution of investment in partnerships.

Net cash used by financing activities was ¥12,757 million. This decrease mainly reflected the payment of dividend of ¥7,538 million and the repayment of long - term debt of ¥2,741 million.

<Cash Flow Indices>

	FY 2004	FY2005	FY2006
	March2005	March 2006	September 2006
Equity ratio	59.0%	60.6%	60.8%
Equity ratio (fair market value)	185.6%	230.2%	169.5%
Debt repayment period	0.6 years	0.5 years	0.3 years
Interest coverage ratio	105.8 times	123.8 times	210.9 times

Notes: Equity ratio: Shareholders' equity/total assets
Equity ratio (fair market value): Market capitalization/total assets
Redemption of debt: interest-bearing debt/operating cash flow
Interest coverage ratio: Operating cash flow/interest payments

(a) All indicators are calculated using the consolidated financial results.
(b) Market capitalization is calculated by multiplying the year-end (interim closing) share price with the number of shares issued and outstanding at year-end (interim closing) (excluding treasury stock).
(c) Operating cash flow refers to Cash Flows from Operating Activities in the Consolidated Statements of Cash Flows.
(d) The average debt repayment period for the interim period is based on annualized operating cash flows, which are calculated by multiplying interim operating cash flows by a factor of 2.
(e) Interest-bearing debt is the portion of debt recorded in the Consolidated Balance Sheets on which interest is being paid. Interest payments refer to interest paid as shown in the Consolidated Statements of Cash Flows.

(3) Outlook for the March 2006 Fiscal Year

In the pachinko and pachislot business, pachinko parlors are expected to face a challenging business environment. However, shipments of pachinko machines compatible with Japan's revised regulations for gaming machines should remain at a high level. In the pachislot machine business, most installed pachislot machines currently on the market have been certified based on previous regulations for gaming machines. But with certification periods due to expire in stages by fall 2007, new replacement demand for pachislot machines is expected going forward.

In the amusement machine sales and amusement center operations sectors, performance is projected to remain robust, thanks to the opening of new centers specifically developed for multipurpose commercial facilities and larger amusement centers.

In the consumer business in Japan, demand for portable game consoles, typified by the Nintendo DS, is expected to remain high. In anticipation of the launch of next-generation game consoles by a number of companies toward the end of 2006, strong demand for game software is projected not only in Japan, but also in North American and European markets.

In above mentioned business environment, results of a series of initiatives to strengthen the pachinko machine business are not expected to become apparent until the following fiscal year. Therefore, the Group is targeting unit sales of 301 thousand as the full year forecast for pachinko machine sales. In the pachislot machine business, the bulk of sales in the second half are expected to be generated from machines compatible with Japan's revised regulations for gaming machines. While these new regulation models are gaining acceptance in the market, it is expected that it will take some time for the machines to penetrate the market to a significant level. Based on these considerations, the Group is targeting unit sales of 524 thousand for pachislot machines for the full fiscal year.

In the amusement machine sales business, the SEGA SAMMY Group will provide a combination of popular, long-selling products and new offerings. This will be done by leveraging one of SEGA's key strengths—its extensive lineup of products.

In the amusement center operations business, the SEGA SAMMY Group expects to maintain its strong performance by opening new amusement centers, including centers specifically developed for multipurpose commercial facilities, in addition to renovating centers to reinvigorate existing operations. Moreover, the Group will reinforce its children's card game business by focusing on "MUSHIKING: the King of Beetles" and "Oshare Majo Love and Berry." Finally, the Group will exploit the content created for children's card games to develop videogame software, toys, and videos, with the ultimate goal of maximizing synergies within the Group.

Finally, in the consumer business, the SEGA SAMMY Group will take aggressive corporate restructuring and business expansion measures in its entertainment software development operations to enhance its presence in growing overseas markets. For the fiscal year ending March 31, 2007, the Group is projecting total game software sales of at least 6.7 million copies in Japan, 6.3 million in the U.S., and 8.9 million in Europe, for a total of over 21.9 million copies. In addition, the Group is determined to bolster its mobile phone content and toy businesses by strengthening collaboration across the Group.

In light of the foregoing, for the fiscal year ending March 31, 2007, the Group is projecting consolidated net sales of ¥580,000 million, up 4.8% year on year, operating income of ¥97,500 million, a decrease of 18.2%, and net income of ¥60,000 million, a drop of 9.4%.
The above projections assume the following currency exchange rates: US$1=¥110; £1=¥200; and 1 euro=¥135.

[Caution With Regard to Operating Results Outlook]
Statements in this report pertaining to market projections and business forecasts reflect the assumptions and judgment of the Company's management based on the most accurate information available at the time of release. Such statements carry inherent risks and uncertainties. Factors that may affect operating results include, but are not limited to, those discussed in the projections and outlook. Readers are cautioned that changes in a variety of factors could cause actual results to differ substantially from the aforementioned projections and outlook.

(4) Operational Risk Information

The following is a discussion of risks that could affect the performance or operations of the SEGA SAMMY Group. Please note that the following is not a comprehensive list of the operational risks faced by the Group. Based on an awareness of the following risks, the Group implements measures to prevent the occurrence of incidents arising from those risks and to respond to such incidents in the event of their occurrence.

In addition, forward-looking statements in the following text are the judgments of the Group as of September 30, 2006.

① Statutory Regulations Affecting the Pachislot and Pachinko Businesses

Among the Group's mainstay operations, the pachislot and pachinko businesses account for a significant portion of net sales and income. In particular, this segment generates the greater part of the Group's total operating income. Further, the segment's sales are substantially influenced by user preferences. As a result, the segment tends to rely on the sales of specific machine models. In addition, products sold must conform to the technical specifications stipulated by National Public Safety Commission rules (regulations for the verification of licenses, formats, and other aspects of pachislot and pachinko machines), which are based on the amended Entertainment Establishments Control Law of Japan enacted on February 13, 1985.

Also, in July 2004, revisions were enacted to regulations pertaining to the Entertainment Establishments Control Law that mainly curb the gambling characteristics and prevent the improper use of pachislot and pachinko machines.

Such regulatory revisions, the progress of new-machine development, the requirements of format examinations and official licenses, product malfunctions, user preferences, and the sales trends of competitors' products could have a significant impact on the Group's performance or operations.

② Product Life - cycles

Due to the short time required for the production of pachislot and pachinko machines, the Group usually produces machines in response to order trends. Because the marketing period is generally short, product shipments are concentrated in the initial period after product launches. Accordingly, the Group procures certain raw materials in advance. However, the Group may not be able to procure sufficient raw materials for production in response to large order volumes in the initial period after product launches.

Comparatively, the time required for the production of amusement machines is long. Consequently, the Group produces those machines based on demand estimates. However, demand for products could change due to shifts in user preferences.

Home videogame software is susceptible to changes in seasonal demand, which focuses on such periods as the run up to Christmas and New Year. If the Group is unable to supply new products during such selling periods, surplus inventory could result. To mitigate risks associated with such inventories, the Group takes measures that include the use of common components, the shortening of lead times for components procurement, and the strengthening of inventory asset management. However, losses stemming from the disposal of inventory assets could result due to sales results that fall short of projections.

③ Entry into Overseas Markets

The Group conducts operations in overseas markets, including markets in North America, Europe and China. The Group plans to increase sales in overseas markets centered on the Amusement Machine Sales Business, Amusement Center Operations, and the Consumer Business. As a result, fluctuations in foreign currency exchange rates could affect the Group's performance or operations. Further, the Group could be affected by a deterioration in the international geopolitical situation related to such factors as overseas wars, conflicts, and terrorist incidents.

④ Application of impairment accounting

Effective from the last fiscal year ended March 31, 2006, the SEGA SAMMY Group has adopted asset-impairment accounting standards. Depending on the performance of each of its businesses, the Group may book impairment losses as a result of the application of these accounting standards.

⑤ Management of Personal Information

The Group holds personal information relating to the users of its products and services due to such activities as the operation of membership-based web sites. In light of the enactment of the Act for Protection of Computer Processed Personal Data Held by Administrative Organs, the Group is strengthening its personal information management. However, in the unlikely event of a leak of personal information or the misuse of such personal information, the resulting loss of trust or lawsuits filed against the Group could affect its performance or operations.

⑥ Lawsuits

The Group implements measures to minimize the risk of claims for damages and other lawsuits against the Group by strengthening its compliance systems and by exercising sufficient care to avoid the infringement of the intellectual property of third parties. However, lawsuits could be filed against the Group claiming that products manufactured and sold by the Group infringe upon rights.

CONSOLIDATED FINANCIAL STATEMENTS

SEGA SAMMY HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2005, SEPTEMBER 30, 2006 AND MARCH 31, 2006

(Unit : Millions of Yen)

	Prior period (As of September 30,2005)		Current period (As of September 30,2006)		Prior year (As of March 31,2006)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
(Assets)		%		%		%
I Current Assets						
Cash and deposits	138,401		170,915		144,521	
Notes and accounts receivable - trade	87,982		88,550		96,727	
Allowance for doubtful accounts - current	(1,086)		(1,008)		(1,493)	
Marketable securities	499		9,795		19,497	
Inventories	29,314		33,052		32,200	
Others	39,578		41,839		39,878	
Total current assets	294,690	63.8	343,146	60.8	331,331	63.4
II Fixed assets						
Tangible fixed assets						
Buildings and structures	29,333		31,537		31,032	
Others	49,510		60,829		51,621	
Total tangible fixed assets	78,843	17.1	92,366	16.4	82,654	15.8
Intangible fixed assets						
Goodwill	5,567		19,203		10,195	
Others	7,493		6,398		6,517	
Total intangible fixed assets	13,060	2.8	25,602	4.5	16,712	3.2
Investments and other assets						
Investment securities	45,441		68,622		59,918	
Others	38,287		43,477		40,760	
Allowance for doubtful accounts non - current	(8,578)		(8,478)		(8,462)	
Total investments and other assets	75,151	16.3	103,621	18.3	92,216	17.6
Total fixed assets	167,055	36.2	221,590	39.2	191,583	36.6
Total assets	461,746	100.0	564,736	100.0	522,914	100.0
(Liabilities)						
I Current liabilities						
Notes and accounts payable - trade	57,088		65,907		62,133	
Short - term bank loans and current portion of long - term debt	8,480		7,277		8,395	
Income taxes payable	25,462		29,988		29,221	
Accrued employees' bonuses	1,677		2,173		1,871	
Accrued directors' and corporate auditors' bonuses	—		405		—	
Others	29,684		50,179		35,731	
Total current liabilities	122,392	26.5	155,932	27.6	137,353	26.2

SEGA SAMMY HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2005, SEPTEMBER 30, 2006 AND MARCH 31, 2006

(Unit : Millions of Yen)

	Prior period (As of September 30,2005)		Current period (As of September 30,2006)		Prior year (As of March 31,2006)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
II Non-current liabilities		%		%		%
Bonds payable	24,620		22,620		23,620	
Corporate bond with stock acquisition rights	2,132		−		1	
Long - term debt, less current portion	8,191		2,934		5,596	
Severance and retirement allowance	6,611		8,036		7,490	
Retirement benefits for directors and corporate auditors	1,115		1,203		1,276	
Others	9,248		10,771		11,584	
Total non - current liabilities	51,919	11.3	45,566	8.1	49,569	9.5
Total liabilities	174,312	37.8	201,498	35.7	186,923	35.7
Minority interests	11,715	2.5	−	−	19,311	3.7
(Shareholders' equity)						
Common stock	28,886	6.2	−	−	29,953	5.7
Capital surplus	170,000	36.8	−	−	171,071	32.7
Retained earnings	158,728	34.4	−	−	193,721	37.1
Land revaluation difference, net of taxes	(6,541)	(1.4)	−	−	(7,506)	(1.4)
Unrealized gains on available - for - sale securities, net of taxes	7,352	1.6	−	−	11,756	2.3
Foreign currency translation adjustments	(9,218)	(2.0)	−	−	(8,767)	(1.7)
	349,208	75.6	−	−	390,228	74.7
Treasury stock	(73,490)	(15.9)	−	−	(73,549)	(14.1)
Total shareholders' equity	275,718	59.7	−	−	316,679	60.6
Total liabilities and shareholders' equity	461,746	100.0	−	−	522,914	100.0
(Net Assets)						
I Shareholder's equity						
Common stock			29,953			
Capital surplus			171,094			
Retained earnings			223,272			
Treasury stock			(73,619)			
Total shareholders' equity			350,700	62.1		
II Accumulated gains (losses) from valuation and translation adjustments						
Unrealized gains on available - for - sale securities, net of taxes			8,493			
Unrealized losses on hedging derivatives, net of taxes			(36)			
Land revaluation difference, net of taxes			(7,505)			
Foreign currency translation adjustments			(8,306)			
Total accumulated losses from revaluation and translation			(7,354)	(1.3)		
III Stock purchase rights			93	0.0		
IV Minority interests			19,798	3.5		
Total net assets			363,238	64.3		
Total liabilities and net assets			564,736	100.0		

SEGA SAMMY HOLDINGS INC.

CONSOLIDATED STATEMENTS OF INCOME

FOR 6 MONTHS ENDED SEPTEMBER 30, 2005 AND 2006 AND FOR THE YEAR ENDED MARCH 31, 2006

(Unit : Millions of Yen)

	Prior period From April 1,2005 To September 30,2005		Current period From April 1,2006 To September 30,2006		Prior year From April 1,2005 To March 31,2006	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
Net sales	248,563	100.0	283,551	100.0	553,240	100.0
Cost of sales	149,848	60.3	158,922	56.0	324,228	58.6
Gross profit	98,714	39.7	124,628	44.0	229,011	41.4
Selling, general and administrative expenses	48,820	19.6	61,696	21.8	109,867	19.9
Operating income	49,894	20.1	62,931	22.2	119,144	21.5
Other income (expenses) :						
Interest and dividend income	315		465		1,100	
Gain on investments in partnerships	399		3,063		1,066	
Gain on sale of fixed assets	－		99		－	
Reversal of allowance for doubtful receivables	505		538		508	
Gain on change in equity of a subsidiary	1,049		2		1,065	
Interest expenses	(359)		(309)		(634)	
Sales discount	(450)		(633)		(954)	
Equity in losses of affiliates	(212)		(29)		(229)	
Loss on disposal of fixed assets	(495)		(354)		(818)	
Loss on sale of fixed assets	(38)		(4)		(168)	
Loss of business reorganization	(312)		－		(317)	
Impairment losses	(198)		(73)		(7,194)	
Loss from revaluation of investment securities	(230)		(527)		(853)	
Others	(219)		442		210	
Sub total	(247)	(0.1)	2,680	0.9	(7,220)	(1.3)
Income before income taxes and minority interests	49,647	20.0	65,612	23.1	111,923	20.2
Income taxes - current	27,115	10.9	28,746	10.1	46,796	8.4
- deferred	(3,019)	(1.2)	(1,906)	(0.7)	(3,018)	(0.5)
Total income taxes	24,096	9.7	26,840	9.4	43,778	7.9
Net income before minority interests	25,550	10.3	38,772	13.7	68,145	12.3
Minority interests	595	0.3	774	0.3	1,923	0.3
Net income	24,954	10.0	37,997	13.4	66,221	12.0

SEGA SAMMY HOLDINGS INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

FOR 6 MONTHS ENDED SEPTEMBER 30, 2005 AND FOR THE YEAR ENDED MARCH 31, 2006

(Unit : Millions of Yen)

	Prior period From April 1,2005 To September 30,2005 Amount	Prior year From April 1,2005 To March 31,2006 Amount
(Capital surplus)		
I Capital surplus at the beginning of period/year Beginning balance	176,302	176,302
II Increase		
1. Issuance of new stock	1,594	2,659
2. Gain on sale of treasury stock	1	7
III Decrease		
1. Dividends	(7,498)	(7,498)
2. Bonuses to directors and corporate auditors	(180)	(180)
3. Transfer of Capital surplus to Retained earnings	(220)	(220)
IV Capital surplus at the end of period/year	170,000	171,071
(Retained earnings)		
I Retained earnings at the beginning of period/year Beginning balance	133,760	133,760
II Increase		
1. Net income	24,954	66,221
2. Increase amount due to consolidation scope change	178	194
3. Reversal of adjustment on revaluation of Land	–	2
4. Transfer of Capital surplus to Retained earnings	220	220
III Decrease		
1. Dividends	–	(6,278)
2. Bonuses to directors and corporate auditors	(358)	(372)
3. Decrease amount due to consolidation scope change	(26)	(26)
IV Retained earnings at the end of period/year	158,728	193,721

SEGA SAMMY HOLDINGS INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR 6 MONTHS ENDED SEPTEMBER 30, 2006

(Unit : Millions of Yen)

	Shareholder's equity					Accumulated gains (losses) from valuation and translation adjustments	
	Common Stock	Capital surplus	Retained earnings	Treasury stock	Total Shareholder's equity	Unrealized gains on available – for - sale securities, net of taxes	Unrealized losses on hedging derivatives, net of taxes
Balances as of March 31, 2006	29,953	171,071	193,721	(73,549)	321,196	11,756	–
Changes in the term							
Dividend of retained earnings			(7,559)		(7,559)		
Bonuses to directors and corporate auditors			(645)		(645)		
Net income			37,997		37,997		
Purchase of treasury stock				(61)	(61)		
Sale of treasury stock		22		(8)	14		
Consolidation scope change			(241)		(241)		
Changes in the item except Shareholders' equity (Net amount)						(3,263)	(36)
Total changes in the term	–	22	29,551	(70)	29,503	(3,263)	(36)
Balances as of September 30, 2006	29,953	171,094	223,272	(73,619)	350,700	8,493	(36)

	Accumulated gains (losses) from valuation and translation adjustments					
	Land revaluation difference, net of taxes	Foreign currency translation adjustments	Total accumulated losses from revaluation and translation	Stock purchase rights	Minority interest	Total net assets
Balances as of March 31, 2006	(7,506)	(8,767)	(4,516)	–	19,311	335,991
Changes in the term						
Dividend of retained earnings						(7,559)
Bonuses to directors and corporate auditors						(645)
Net income						37,997
Purchase of treasury stock						(61)
Sale of treasury stock						14
Consolidation scope change						(241)
Changes in the item except Shareholders' equity (Net amount)	0	461	(2,837)	93	486	(2,257)
Total changes in the term	0	461	(2,837)	93	486	27,246
Balances as of September 30, 2006	(7,505)	(8,306)	(7,354)	93	19,798	363,238

SEGA SAMMY HOLDINGS INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR 6 MONTHS ENDED SEPTEMBER 30, 2005 AND 2006 AND FOR THE YEAR ENDED MARCH 31, 2006

(Unit : Millions of Yen)

	Prior period From April 1,2005 To September 30,2005	Current period From April 1,2006 To September 30,2006	Prior year From April 1,2005 To March 31,2006
	Amount	Amount	Amount
Cash flows from operating activities:			
Income before income taxes and minority interests	49,647	65,612	111,923
Depreciation and amortization	8,714	11,413	21,854
Impairment losses	198	73	7,194
Amount of transfer of equipment by amusement center operation business	(3,122)	(5,835)	(11,815)
Interest and dividend income	(315)	(465)	(1,100)
Interest expenses	359	309	634
Amortization of goodwill	269	1,137	1,782
Gain (Loss) on change in equity of a subsidiary	(985)	24	(779)
Equity in losses of affiliates	212	29	229
Loss on disposal/sales of fixed assets	526	259	845
Loss from revaluation of investment securities	230	527	853
Gain on investment in partnerships	(299)	(2,985)	(888)
Loss of business reorganization	312	–	317
Others	(2,325)	(3,333)	4,179
Changes in assets and liabilities:			
Increase (Decrease) in notes and accounts receivable	(10,787)	7,545	(14,805)
Decrease (Increase) in inventories	2,576	(826)	1,689
Increase (Decrease) in notes and accounts payable	(458)	3,254	1,237
Sub-total	44,754	76,738	123,352
Receipt of interest and dividend income	485	413	1,314
Payment of interest expenses	(329)	(273)	(672)
Payment of income taxes	(27,792)	(34,858)	(45,766)
Refund of income taxes	–	15,671	–
Refund of Deposit for lawsuit	5,000	–	5,000
Net cash provided by operating activities	22,117	57,691	83,228

SEGA SAMMY HOLDINGS INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR 6 MONTHS ENDED SEPTEMBER 30, 2005 AND 2006 AND FOR THE YEAR ENDED MARCH 31, 2006

(Unit : Millions of Yen)

	Prior period From April 1,2005 To September 30,2005	Current period From April 1,2006 To September 30,2006	Prior year From April 1,2005 To March 31,2006
	Amount	Amount	Amount
Cash flows from investing activities:			
Decrease (Increase) in time deposit - net	488	(1,542)	366
Payment for purchase of securities	(499)	—	(3,498)
Proceeds from redemption of securities	—	2,500	500
Payment for purchase of tangible fixed assets	(11,355)	(16,081)	(26,331)
Proceeds from sales of tangible fixed assets	155	998	344
Payment for purchase of intangible fixed assets	(1,178)	(1,712)	(1,986)
Proceeds from sales of intangible fixed assets	15	1	24
Payment for acquisition of shares of affiliated companies	(4,820)	(95)	(6,802)
Proceeds from sale of shares of affiliated companies	15	0	210
Payment for purchase of investment securities	(1,369)	(9,116)	(2,241)
Proceeds from sales of investment securities	200	136	1,253
Payment for investment in partnerships	(3,696)	(6,941)	(24,710)
Proceeds from distribution of investment in partnerships	1,562	16,650	8,817
Payment for acquisition of consolidated subsidiaries - net	(1,825)	(7,855)	6,001
Proceeds form (Payment for) for sales of consolidated subsidiaries - net	(144)	300	(240)
Decrease (Increase) in loans receivable – net	109	(1,340)	1,137
Lease deposits	(2,374)	(1,595)	(3,688)
Refund of deposits	1,110	839	1,918
Payment for acquisition of operation	(1,780)	—	(2,850)
Others	(1,392)	(2,939)	(2,930)
Net cash used in investing activities	(26,780)	(27,793)	(54,706)
Cash flows from financing activities:			
Decrease in short - term bank loans	(723)	(1,109)	(556)
Proceeds from issuance of long - term debt	1,019	—	3,105
Payment of long - term debt	(4,194)	(2,741)	(9,777)
Proceeds from issuance of bonds	194	—	194
Payment of redemption of bonds	(1,539)	(1,001)	(3,239)
Proceeds from issuance of stock to minority shareholders	3,341	36	3,440
Cash dividends paid for minority shareholders	(99)	(296)	(101)
Cash dividends paid	(7,498)	(7,538)	(13,776)
Payment for purchase of treasury stock	(284)	(61)	(378)
Others	4	(44)	(64)
Net cash used in financing activities	(9,778)	(12,757)	(21,152)
Effect of exchange rate changes on cash and cash equivalents	273	201	685
Net increase in cash and cash equivalents	(14,167)	17,341	8,054
Cash and cash equivalents at beginning of period / year	151,253	160,094	151,253
Net increase in cash and cash equivalents due to consolidation scope change	462	504	462
Net increase in cash and cash equivalents due to merger	323	—	323
Cash and cash equivalents at end of period / year	137,871	177,940	160,094

(Unit: Millions of yen)

	Pachinko Pachislot	Amusement machine sales	Amusement center operations	Consumer business	Others	Total	Corporate and eliminations	Consolidated
Net sales -								
(1) Outside customers	145,037	34,616	53,571	40,711	9,614	283,551	—	283,551
(2) Inter segment	642	2,318	6	75	918	3,961	(3,961)	—
Total	145,680	36,934	53,577	40,786	10,532	287,512	(3,961)	283,551
Cost and expenses	81,932	30,276	50,623	47,549	10,947	221,329	(710)	220,619
Operating income (loss)	63,748	6,658	2,953	(6,763)	(414)	66,182	(3,250)	62,931

(Note)

1. The Company has 5 operating segments based on its management control structure, and nature of products and market.
2. Main products and line of business by segment
   (1) Pachinko and pachislot ··· Development, manufacture and sale of Pachinko and pachislot machines and design for parlors
   (2) Amusement machine sales ··· Development, manufacture and sale of game machines used in an amusement arcades
   (3) Amusement center operations ··· Development, operation, rent and maintenance of Amusement center
   (4) Consumer business ··· Development and sale of home video game software,
   Development, manufacture, and sale of toys
   Project and production of entertainment contents through cellular phone etc.
   Planning, production and sale of animated movies.
   (5) Others ··· Project, design, management and construction of commercial establishment, etc.

3. General corporate expenses of ¥ 3,546 million, which mainly consist of expenses incurred by the submitting company's group management, are included in "Corporate and eliminations."

Prior period (From April 1, 2005 to March 31, 2006)

(Unit: Millions of yen)

	Pachinko Pachislot	Amusement machine sales	Amusement center operations	Consumer business	Others	Total	Corporate and eliminations	Consolidated
Net sales -								
(1) Outside customers	265,631	71,512	106,245	90,352	19,497	553,240	—	553,240
(2) Inter segment	1,182	5,756	11	376	1,333	8,660	(8,660)	—
Total	266,814	77,269	106,257	90,729	20,830	561,901	(8,660)	553,240
Cost and expenses	166,966	65,092	97,013	88,752	22,543	440,368	(6,271)	434,096
Operating income (loss)	99,847	12,176	9,244	1,977	(1,712)	121,532	(2,388)	119,144

(Note)

1. The Company has 5 operating segments based on its management control structure, and nature of products and market.
2. Main products and line of business by segment
   (1) Pachinko and pachislot ··· Development, manufacture and sale of Pachinko and pachislot machines and design for parlors
   (2) Amusement machine sales ··· Development, manufacture and sale of game machines used in an amusement arcades
   (3) Amusement center operations ··· Development, operation, rent and maintenance of Amusement center
   (4) Consumer business ··· Development and sale of home video game software,
   Development, manufacture, and sale of toys
   Project and production of entertainment contents through cellular phone etc.
   Planning, production and sale of animated movies.
   (5) Others ··· Project, design, management and construction of commercial establishment, etc.

3. General corporate expenses of ¥ 4,915 million, which mainly consist of expenses incurred by the submitting company's group management, are included in "Corporate and eliminations."

B. Geographical segment information

Geographical segment information was not presented as the sales of the Company and its consolidated domestic subsidiaries for the 6 months ended September 30, 2005 and 2006 and for the year ended March 31, 2006 exceed 90% of consolidated net sales.

C. Overseas sales

Overseas sales was not presented as the overseas sales of the Company and its consolidated subsidiaries for the 6 months ended September 30, 2005 and 2006 and for the year ended March 31, 2006 were less than 10% of consolidated net sales.